EXHIBIT 3.2

AMENDMENTS to the BYLAWS

of

COMPREHENSIVE CARE CORPORATION

FIRST: Section 3.02 of the Corporation’s Bylaws be amended in its entirety to read as follows:

                  “General Powers and Number. The business and affairs of the Corporation shall be managed by the Board subject to any limitations set forth under the laws of the State of Delaware, the Articles of Incorporation, and these Bylaws concerning corporate action that must be authorized or approved by the stockholders. The number of directors of the Corporation shall be nine. The authorized number of directors can be changed from time to time only by a duly authorized amendment of this Section 3.02. No reduction of the number of directors shall have the effect of removing any director before that director’s term of office expires.”

SECOND: Section 3.09 shall be added to the Corporation’s Bylaws and shall read as follows:

                  “Vacancies. Except as otherwise provided by Section 223 of the Delaware General Corporation Law, any vacancy occurring in the Board, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the then serving directors, though the then serving directors constitute less than a quorum of the Board; however, a vacancy created by the removal of a director by the vote or written consent of the stockholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute a majority of the required quorum), or by the unanimous written consent of all stockholders entitled to vote thereon.”